November 15, 2022

VIA EDGAR

Gregory Herbers

Division of Corporation Finance

Office of Manufacturing

Re:	Parker Clay Global, PBC
Offering Statement on Form 1-A
Pre-qualification Amendment No. 1
Filed November 9, 2022
File No. 024-11977
REQUEST FOR ACCELERATION OF QUALIFCATION

Dear Mr. Herbers:

Parker Clay Global, PBC (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A/A (File No. 024-11977), filed on November 9, 2022, so that it may become qualified before 4:00 p.m. Eastern Time on November 17, 2022, or as soon as practicable thereafter.

The Registrant hereby authorizes Arden Anderson, of Dodson Robinette PLLC, to orally modify or withdraw this request for acceleration. We request that we be notified of such qualifying by a telephone call to Ms. Anderson at (940) 205-5180.

Best Regards,

Parker Clay Global, PBC

/s/ Ian Bentley
Ian Bentley
Chief Executive Officer